COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233


03029254

File Number: 82.2994


AUG 13 2003

30 July 2003

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully



D.A. WYLIE
COMPANY SECRETARY

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

30 July 2003

Company Announcements Office
Australian Stock Exchange Limited
by electronic lodgement

Last day to accept: CCA reminds Neverfail shareholders

Coca-Cola Amatil Limited ("CCA") reminds Neverfail shareholders that CCA's $2.35 cash offer for Neverfail Springwater Limited ("Neverfail") shares will **CLOSE** at **7.00pm (Sydney time) TODAY and will NOT BE EXTENDED**.

Neverfail shareholders who accept CCA's offer, will pay no brokerage and payment will be made within 7 days of CCA receiving your valid acceptance.

Yours faithfully



D.A. WYLIE
COMPANY SECRETARY

For further information please contact:

Analysts:	Peter Steel	+61 2 9259 6553
Media:	Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA